October 3, 2018

Brian Coleman
Senior Vice President and Treasurer
iHeartCommunications, Inc.
20880 Stone Oak Parkway
San Antonio, Texas 78258

       Re: iHeartCommunications, Inc.
           Application for Qualification of Indenture on Form T-3
           Filed September 27, 2018
           File No. 022-29063

Dear Mr. Coleman:

       This is to advise you that we have not reviewed and will not review your filing.

        Please refer to Section 307(c) of the Trust Indenture Act of 1939 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the application as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Trust Indenture Act as they relate to the qualification of the indenture.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778 or
(202) 551-
3810 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Telecommunications
cc:    Ana Sempertegui